UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

ZYMOGENETICS, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, no par value

(Title of Class of Securities)

98985T109

(CUSIP Number of Class of Securities (Underlying Common Stock))

James A. Johnson

Executive Vice President, Chief Financial Officer, Secretary and Treasurer

1201 Eastlake Avenue East,

Seattle, Washington 98102

(206) 442-6600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with a copy to:

Stephen M. Graham

James D. Evans

Fenwick & West LLP

1191 Second Avenue, 10th Floor

Seattle, Washington 98101

(206) 389-4520

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$18,812,490	$1,050

(1)	Estimated solely for purposes of calculating the Amount of Filing Fee. The calculation of the Transaction Valuation assumes that all options to purchase shares of the issuer’s common stock that may be eligible for exchange in the offer will be tendered pursuant to the offer. These options cover an aggregate of 5,991,847 shares of the issuer’s common stock and have an aggregate value of $18,812,490 as of November 12, 2009, calculated based on a Black-Scholes option pricing model based on a price per share of common stock of $5.79, the price of the issuer’s common stock as reported on the NASDAQ Global Market on November 12, 2009.
(2)	The Amount of Filing Fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $55.80 per $1,000,000 of the aggregate amount of the Transaction Valuation. The Transaction Valuation set forth above was calculated for the sole purpose of determining the Amount of Filing Fee and should not be used for any other purpose.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	Not applicable
Form of Registration No.:	Not applicable
Filing Party:	Not applicable
Date Filed:	Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

ITEM 1.	SUMMARY TERM SHEET.

The information set forth under Summary Term Sheet—Questions and Answers in the Offer to Exchange Certain Stock Options for New Stock Options, dated November 16, 2009 (the “Offer to Exchange”), filed as Exhibit (a)(1)(A) hereto, is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a)	Name and Address.

ZymoGenetics, Inc., a Washington corporation (the “Company” or “ZymoGenetics”), is the issuer of the securities subject to the Offer to Exchange. The Company’s principal executive offices are located at 1201 Eastlake Avenue East, Seattle, Washington 98102 and the telephone number of its principal executive office is (206) 442-6600.

(b)	Securities.

This Tender Offer Statement on Schedule TO relates to an offer by the Company to certain employees to exchange some or all of their outstanding options to purchase shares of the Company’s common stock, no par value, that have an exercise price per share greater than $7.90 (each, an “Eligible Stock Option”) for a new stock option to purchase a lesser number of shares of ZymoGenetics’ common stock (the “New Stock Options”) to be granted under the 2001 Stock Incentive Plan.

The Company is making the offer to all current employees who hold Eligible Stock Options and, as of the date the offer commences, are employed by the Company or its subsidiary. As of October 31, 2009 there were options to purchase 5,991,847 shares outstanding and eligible to participate in the exchange program. The actual number of shares of common stock subject to the stock options to be exchanged in the offer will depend on the number of shares of common stock subject to Eligible Stock Options surrendered by Eligible Employees and accepted for exchange. The Company is making the offer upon the terms and subject to the conditions set forth in the Offer to Exchange. These employees are collectively referred to as the “Eligible Employees.”

(c)	Trading Market and Price.

The information set forth in the Offer to Exchange under the heading The Exchange Offer: Section 7, Price Range of Our Common Stock, is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a)	Name and Address.

The information set forth under Item 2(a) above and in the Offer to Exchange under The Exchange Offer: Section 10, Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities, and Schedule B of the Offer to Exchange is incorporated herein by reference. The Company is both the filing person and the issuer.

ITEM 4.	TERMS OF THE TRANSACTION.

(a)	Material Terms.

The information set forth in the Offer to Exchange under Summary Term Sheet—Questions and Answers, Risk Factors, and The Exchange Offer: Section 1, Eligible Stock Options; Eligible Employees; Expiration Date; Section 3, Procedures for Surrendering Eligible Stock Options; Section 4, Withdrawal Rights; Section 5, Acceptance of Eligible Stock Options; New Stock Options; Section 6, Conditions of the Exchange Offer; Section 8, Source and Amount of Consideration; Terms of New Stock Options; Section 9, Information About Us; Financial Information; Section 11, Status of

Eligible Stock Options Acquired by Us in the Exchange Offer; Accounting Consequences of the Exchange Offer; Section 13, Material U.S. Federal Income Tax Consequences; and Section 14, Extension of the Exchange Offer; Termination; Amendment is incorporated herein by reference.

(b)	Purchases.

Non-employee members of the Company’s board of directors are not eligible to participate in the offer. Executive officers of the Company who hold eligible options are eligible to participate. The information set forth in the Offer to Exchange under The Exchange Offer: Section 3, Procedures for Surrendering Eligible Stock Options; and Section 10, Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities, and Schedule B of the Offer to Exchange is incorporated herein by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e)	Agreements Involving the Subject Company’s Securities.

The information set forth in the Offer to Exchange under The Exchange Offer: Section 10, Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities and Schedule B of the Offer to Exchange, is incorporated herein by reference. The Company’s Amended and Restated 2000 Stock Incentive Plan and 2001 Stock Incentive Plan filed as Exhibits (d)(1) and (d)(4) hereto also contain information regarding the Company’s securities.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)	Purposes.

The information set forth in the Offer to Exchange under The Exchange Offer: Section 2, Purpose of the Exchange Offer, is incorporated herein by reference.

(b)	Use of Securities Acquired.

The information set forth in the Offer to Exchange under The Exchange Offer: Section 5, Acceptance of Eligible Stock Options; New Stock Options; and Section 11, Status of Eligible Stock Options Acquired by Us in the Exchange Offer; Accounting Consequences of the Exchange Offer, is incorporated herein by reference.

(c)	Plans.

The information set forth in the Offer to Exchange under The Exchange Offer: Section 2, Purpose of the Exchange Offer is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)	Source of Funds.

The information set forth in the Offer to Exchange under The Exchange Offer: Section 8, Source and Amount of Consideration; Terms of New Stock Options; and Section 15, Fees and Expenses, is incorporated herein by reference.

(b)	Conditions.

Not applicable.

(c)	Borrowed Funds.

Not applicable.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)	Securities Ownership.

The information set forth in the Offer to Exchange under The Exchange Offer: Section 10, Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities and Schedule B of the Offer to Exchange is incorporated herein by reference.

(b)	Securities Transactions.

The information set forth in the Offer to Exchange under The Exchange Offer: Section 10, Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities and Schedule B of the Offer to Exchange is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

Not applicable.

ITEM 10.	FINANCIAL STATEMENTS.

(a)	Financial Information.

The information set forth in Item 8, Financial Statements and Supplementary Data, of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, Part I, Item 1, Financial Statements, of the Company’s Quarterly Report on Form 10-Q for the quarters ended September 30, 2009 and September 30, 2008 and the financial information contained in the Offer to Exchange under The Exchange Offer: Section 9, Information About Us; Financial Information; and Section 16, Additional Information, is incorporated herein by reference.

(b)	Pro Forma Information.

Not applicable.

ITEM 11.	ADDITIONAL INFORMATION.

(a)	Agreements, Regulatory Requirements and Legal Proceedings.

(1)	The information set forth in the Offer to Exchange under Risk Factors and The Exchange Offer: Section 10, Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities, is incorporated herein by reference.

(2)	The information set forth in the Offer to Exchange under The Exchange Offer: Section 12, Legal Matters; Regulatory Approvals, is incorporated herein by reference.

(3)	Not applicable.

(4)	Not applicable.

(5)	Not applicable.

(b)	Other Material Information.

Not applicable.

ITEM 12.	EXHIBITS.

The Exhibit Index included in this Schedule TO is incorporated herein by reference.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ZYMOGENETICS, INC.

By:	/s/ JAMES A. JOHNSON
James A. Johnson
Executive Vice President, Chief Financial Officer, Secretary and Treasurer

Date: November 16, 2009

EXHIBIT INDEX

Exhibit No.	Document
(a)(1)(A)	Offer to Exchange Certain Stock Options for New Stock Options, dated November 16, 2009

(a)(1)(B)	Form of Email from Tamara Donnelly, Associate Director, Compensation and Benefits, dated November 16, 2009, regarding the launch of the Company’s Stock Option Exchange Program

(a)(1)(C)	Screenshots from Stock Option Exchange Program Website

(a)(1)(D)	Terms and Conditions of the Offer to Exchange

(a)(1)(E)	Paper Election and Withdrawal Form

(a)(1)(F)	Forms of Email Confirmation

(a)(1)(G)	Form of Email Reminder

(b)	Not applicable

(d)(1)	Amended and Restated 2000 Stock Incentive Plan, filed as an exhibit to the Company’s Registration Statement on Form S-1 (No. 333-69190) filed on September 10, 2001, as amended, is incorporated herein by reference

(d)(2)	Form of Notice of Grant and Stock Option Agreement under the Amended and Restated 2000 Stock Incentive Plan

(d)(3)	2001 Stock Incentive Plan, filed as an exhibit to the Company’s Registration Statement on Form S-1 (No. 333-69190) filed on September 10, 2001, as amended, is incorporated herein by reference

(d)(4)	2001 Stock Incentive Plan, Form of Stock Option Grant Notice, filed as an exhibit to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 is incorporated herein by reference

(d)(5)	Form of Stock Option Grant Notice and Stock Option Agreement under the 2001 Stock Incentive Plan

(d)(6)	Form of Restricted Stock Unit Award Notice and Restricted Stock Unite Agreement under the 2001 Stock Incentive Plan

(d)(7)	Form of Warrant to Purchase Common Stock of ZymoGenetics, Inc. relating to the Facility Agreement, filed as an exhibit to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2008 is incorporated herein by reference

(d)(8)	Registration Rights Agreement dated June 26, 2008 among ZymoGenetics, Inc., Deerfield Private Design Fund, L.P. and Deerfield Private Design International, L.P., filed as an exhibit to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2008 is incorporated herein by reference

(d)(9)	Investors’ Rights Agreement dated November 10, 2000 by and among ZymoGenetics, Inc., Novo Nordisk Pharmaceuticals, Inc. and the persons listed on Schedule A thereto filed as exhibit to the Company’s Registration Statement on Form S-1 (Reg. No. 333-69190) filed on September 10, 2001 is incorporated herein by reference

(g)	Not applicable

(h)	Not applicable